EXHIBIT 21

SUBSIDIARIES OF ONLINE INTERNET NETWORK, INC.

The following is a list of subsidiaries of Online Internet Network, Inc. as of November 14, 2012. Online Internet Network owns directly or indirectly 100% of the voting securities of each of the listed subsidiaries.

JURISDICTION OF
INCORPORATION OR
NAME OF SUBSIDIARY	ORGANIZATION
SquareRoot, Inc.	Nevada